July 23, 2010

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  John Hartz, Senior Assistant Chief Accountant

Re:	Perma-Fix Environmental Services, Inc.; Form 10-K for Fiscal Year Ended December 31, 2009; File No. 1-11596

Ladies and Gentlemen:

This letter is submitted by Perma-Fix Environmental Services, Inc. (the “Company”) in response to the comments of the Staff of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Form 10-K for fiscal year ended December 31, 2009 (the “2009 Form 10-K”).  The Staff comments were delivered to Ben Naccarato, Vice President and Chief Financial Officer of the Company, by letter dated July 13, 2010 (the “Comment Letter”), and relate to the original comments of the Staff with respect to the 2009 Form 10-K that were delivered to the Company by letter dated June 21, 2010.

The Staff’s comments and the Company’s responses thereto are set forth below, numbered as such comments are numbered in the Comment Letter.  Capitalized terms used herein have the meanings assigned to them in the 2009 Form 10-K.

Exhibit Index, page 140

1.           We note your response to comment eight in our letter dated June 21, 2010, and have the following comments:

•
Please file with your Form 10-Q for the quarter ended June 30, 2010, a complete, unredacted version of the subcontract awarded to East Tennessee Materials & Energy Corporation by CH Plateau Remediation Company.

•
If you believe the contract contains competitively sensitive information, you may file an application for confidential treatment pursuant to Rule 24b-2 under the Exchange Act, which sets forth the exclusive means for obtaining confidential treatment of information contained in a document filed under the Exchange Act.  Please also refer to Staff Legal Bulletins No. 1 and 1A, dated February 28, 1997 and July 11, 2001, respectively, which set forth the Division of Corporation Finance’s views regarding the preparation of a request for confidential treatment.  Please note that you may not redact information from an agreement on file that has already been publicly disclosed.  In this regard, we note that Exhibit 10.1 to the Form 10-Q filed August 11, 2008, omits, among other things, the counterparty’s name, yet you disclose this information in other recent filings.  If you choose to file a confidential treatment application to omit portions of this exhibit, please do so at the same time you file your Form 10-Q for the quarter ended June 30, 2010.

•	Please revise your exhibit list in future filings to allow investors to more easily find this exhibit by, for example, referencing the name of the counterparty in the description block.

Response:

The Company will file as an exhibit to its Form 10-Q for the quarter ended June 30, 2010, a complete, unredacted version of the subcontract awarded to East Tennessee Materials & Energy Corporation by CH Plateau Remediation Company (the “Subcontract”).  The Company does not intend to file an application for confidential treatment pursuant to Rule 24b-2 of the Exchange Act with respect to the Subcontract.

The exhibit list in future filings will be revised to allow investors to more easily find the Subcontract and will include reference to the name of the counterparty to the Subcontract.

In connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We appreciate your attention to this matter.  If you have any questions or comments, please do not hesitate to contact our counsel, Irwin H. Steinhorn, Esquire, of the firm of Conner & Winters, LLP, 1700 One Leadership Square, 211 North Robinson Avenue, Oklahoma City, Oklahoma 73102, at (405) 272-5711, or the undersigned at (770) 587-9898, ext. 112.

Sincerely,

/s/ Ben Naccarato

Ben Naccarato Vice President Chief Financial Officer
cc:	Dr. Louis F. Centofanti
Irwin H. Steinhorn, Esq.
John Hartz
Bret Johnson